VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

November 12, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191583 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of the Registrant by Mr. Christian Sandoe, Ms. Cindy Rose and Ms. Alison White of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 29, 2013, regarding the Registrant’s Form N-14 registration statement, filed on October 4, 2013, regarding the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Registrant (the “Target Fund”) into the City National Rochdale U.S. Core Equity Fund series of the Registrant (the “Acquiring Fund”).  The Staff’s comments and the Registrant’s responses thereto are included below and as appropriate will be reflected in Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.
Comment:  Please explain the rationale behind the determination that the proposed reorganization will be taxable to shareholders of the Target Fund.  To give shareholders of the Target Fund a sense of the taxes they will be responsible for paying in connection with the reorganization, please provide an aggregate dollar estimate of capital gains to be realized by the Target Fund and distributions to be received by Target Fund shareholders.

Response:

The Reorganization was structured as a taxable transaction because, due to differences between the investment policies of the Target Fund and the Acquiring Fund, the funds were not able to represent either that one third or more of the Target Fund’s assets would continue to be held by the Acquiring Fund after the Reorganization or that a similar portion of the Target Fund’s assets would be eligible to be held by the Acquiring Fund in accordance with its investment objectives, strategies and restrictions.  As a result, the transaction does not appear to satisfy the continuity of business enterprise requirement for reorganizations described in Section 368 of the Internal Revenue Code of 1986, as amended.

Based on estimates at the time of the preparation of the N-14, the net capital gains expected to be recognized by the Target Fund on the disposition of its assets were $10,387,154, the Target Fund’s net capital loss carryover from its tax year ending September 30, 2013 was $13,398,727, and the net capital gain previously realized by the Target Fund in its current taxable year was $182,033.  Accordingly, as described in the revised N-14, the Target Fund does not expect to have a net capital gain that will be distributable to shareholders for its taxable year ending on the closing date.  As further described in the revised N-14, based on those same estimates, the Target Fund expects to make a distribution of ordinary income and short-term capital gains in the amount $19,300, or $0.006 per share in connection with the Reorganization.

2.	Comment: Please describe the factors considered when determining the Acquiring Fund will be the accounting survivor of the reorganization.

Response:  In determining that the Acquiring Fund will be the accounting survivor of the reorganization, the factors outlined in the North American Security Trust no-action letter from August 1994 were reviewed. The letter states that “Among other factors, funds should compare the various funds’ investment advisers, investment objectives, policies, and restrictions; expense structures and expense ratios; asset size and portfolio composition.”

Because the Acquiring Fund had larger assets than the Target Fund and with respect to the other factors noted above, the characteristics of the Acquiring Fund will be retained, the determination was made to use the Acquiring Fund as the performance survivor.

3.
Comment:  Please conform the disclosure in the letter to shareholders regarding the transfer of assets by the Target Fund to the Acquiring Fund to the disclosure on page 16 of the N-14 which states that the Target Fund will liquidate all of its securities holdings to cash prior to the closing of the reorganization.

Response:  We have revised the document as requested.

4.	Comment: Please include a footnote to the pro forma schedule of investments explaining that the Target Fund intends to liquidate all of its assets to cash prior to the closing of the reorganization.

Response:  We have updated the pro forma financial statements to include the requested footnote.

5.	Comment: Please amend the pro forma financial statements to include the footnote regarding valuation required by FASB Accounting Standards Codification (ASC) Topic 820-10.

Response:  We have updated the pro forma financial statements to include the requested footnote.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP